Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

June 23, 2020
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 23, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Brilliant Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one Ordinary Share, one Right entitling the holder to 1/10 of one Ordinary Share, and one Redeemable Warrant

Ordinary Shares, no par value

One Right entitling the holder to 1/10 of one Ordinary Share

One Redeemable Warrant, each warrant exercisable for one Ordinary Share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

